Exhibit A.

                         1. Quarterly Report on Form 6-K
                     for the Period Ended September 30, 2002

                                      INDEX

                                                                            Page
                                                                            ----
Forward-Looking Statements.....................................................1
Presentation of Information....................................................2
Part I:  Financial Information.................................................3
    Item 1.  Financial Statements..............................................3
        Unaudited Consolidated Balance Sheet as of September 30, 2002 and
          Audited Consolidated Balance Sheet as of December 31, 2001...........3
        Unaudited Consolidated Statements of Operations for the three-month and nine-month periods Ended September 30, 2002 and September 30, 2001...4 Unaudited Consolidated Statements of Cash Flows for the nine-month periods Ended September 30, 2002 and September 30, 2001..............5
        Unaudited Consolidated Statements of Shareholders' Equity (Deficit) for
          the nine-month periods Ended September 30, 2002 and September 30,
          2001.................................................................6
        Notes to the Unaudited Consolidated Financial Statements..............10
    Item 2.  Management's Discussion and Analysis of Financial Condition and
      Results of Operations...................................................27
    Item 3.  Quantitative and Qualitative Disclosures About Market Risk.......31
Part II:  Other Information...................................................32
    Item 1.  Legal Proceedings................................................32
    Item 2.  Changes in Securities............................................32
    Item 3.  Defaults Upon Senior Securities..................................32
    Item 4.  Submission of Matters to a Vote of Security Holders..............32
    Item 5.  Other Information................................................32
    Item 6.  Exhibits and Reports on Form 8-K.................................32


                           Forward-Looking Statements

         In addition to historical information, this Report of Foreign Issuer on Form 6-K includes forward-looking statements. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are made only as of the date of this report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

         These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and similar terms and phrases, including references to assumptions. These statements are contained in the section entitled "Part I--Item 2--Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this report.

         These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this report. Many of the factors that will determine these results, performance and achievements are beyond our control. Such factors, among others, include:

       o changes in governmental regulation of the Spanish or Portuguese markets telecommunications markets, including changes to interconnection fees;

       o economic and business conditions in the Spanish, Portuguese, European and global markets related to us and our customers;

       o competition and changes to the competitive environment in the Spanish, Portuguese and global telecommunications markets;

       o delays in construction, and successful implementation, of our telecommunications network, including capacity constraints and service interruptions along our network;

       o  changes in technology; and

       o  our ability to secure adequate financing.

         The risks described above and the additional risks described in our filings with the Securities and Exchange Commission are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction or guarantee of actual results.

                           Presentation of Information

         The unaudited consolidated financial statements of Jazztel p.l.c. and subsidiaries included in this report have been prepared in accordance with generally accepted accounting principles in the United States. In this report, references to "U.S. dollars", "U.S.$" or "$" are to United States currency and references to "Euro" or "(euro)" are to the single currency introduced on January 1, 1999. For the convenience of the reader, this report may contain translations of certain Euro amounts into U.S. dollars which should not be construed as a representation that such Euro amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, such U.S. dollar amounts have been derived by converting Euro to U.S. dollars at the rate of (euro)0.99 per $1.00, the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on September 30, 2002. This rate may differ from the actual rates in effect during the periods covered by the financial information discussed herein. The Noon Buying Rate on December 12, 2002 was
(euro)0.98 per $1.00.

                         PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements

                         JAZZTEL p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                          (In Euro, except share data)
--------------------------------------------------------------------------------
                                                    December 31,   September 30,
                                            Note        2001           2002
                                                                    Unaudited
ASSETS
Current assets:
  Cash and cash equivalents.................          159,137,256     59,592,677
  Restricted Cash...........................           30,470,518     30,800,497
  Restricted funds related to Senior Notes.. 7a        98,293,868     26,419,381
  Accounts receivable, net of allowance for
  doubtful Accounts of Euro 21,741,991 at
  December 31, 2001 and 30,628,045 at
  September 30, 2002.......................   4        57,472,208     58,347,012
  Inventories..............................            4,810,438-      4,670,685
  Prepaid expenses.........................             8,208,225      9,298,855
  Taxes receivable.........................            35,986,141     17,888,062
  Other current assets.....................            23,394,991     15,448,311
                                                      --------------------------
     Total current assets..................           417,773,645    222,465,480

                                                      --------------------------
Property and equipment, net................   5       545,631,356    534,662,239
Intangible assets, net.....................   6        54,660,085     43,046,041
Goodwill, net..............................            16,098,635     16,080,721
Debt issuance costs, net...................            26,721,551     26,670,019
Restricted funds related to Senior Notes...   7a                0              0
Deposits and other assets..................            14,791,856      4,257,416

                                                      657,903,483    624,716,436

TOTAL ASSETS...............................         1,075,677,128    847,181,916
                                                   =============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and
  capital lease obligations................   7        27,215,041     36,128,968
  Accounts payable.........................           177,651,183    116,644,560
  Accrued expenses and other current
  liabilities..............................            47,280,558     30,853,649
  Income Tax Payable.......................             3,830,000      3,830,000
  Deferred income..........................             1,369,080      1,369,080
                                                      --------------------------
    Total current liabilities..............           257,345,862    188,826,257

                                                      --------------------------
Long-term debt.............................   7a      725,745,646    692,705,213
Capital lease obligations..................   7        96,230,893     92,462,394
Provisions for contingencies...............             1,150,557        580,806
Minority interests.........................                 9,751       (98,046)
Deferred Tax Liabilities...................            20,721,597     13,620,247
Deferred income............................             5,075,066      3,773,759
Shareholders' equity:
Common stock, Euro 0.08 par value,
     77,500,000 authorized shares, 59,768,800
     shares issued and outstanding at
     December 31, 77,500,000 authorized shares
     and 60,032,119 shares issued and
     outstanding at September 30, 2002.....             4,781,503      4,802,568
Non-voting stock, 0.01 pound sterling
     (Euro 0.015) par value at December 31,
     2000 and September 30, 2002, 5,000,000
     shares authorized, issued and outstanding             75,127         75,127
Additional paid in capital.................           374,997,309    381,152,923
Warrants...................................            20,109,295     19,919,364
Accumulated deficit........................         (430,565,478)  (550,638,697)

                                                    ----------------------------
        Total shareholders' equity.........          (30,602,244)  (144,688,715)

                                                    ----------------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY.....................................         1,075,677,128    847,181,916
                                                    ============================

                                       3
The accompanying notes are an integral part of these consolidated financial statements.

                         JAZZTEL p.l.c. AND SUBSIDIARIES
                            STATEMENTS OF OPERATIONS

     For the three and nine month periods ended September 30, 2001 and 2002
                          (In Euro, except share data)

---------------------------------------------- ------ -- ---------------- - ---------------- -- ---------------- -- ----------------
                                                          Three Months       Three Months         Nine Months         Nine Months
                                                              Ended              Ended               Ended               Ended
                                               Note       September 30,      September 30,       September 30,       September 30,
                                                              2001               2002                2001                2002
OPERATING REVENUES:
  Telecommunications revenues........           2d            59,017,579         52,198,392         164,570,924         161,852,709
  Other revenues.....................                                                                         -                   -
                                                         ----------------   ----------------    ----------------    ----------------
      Total operating revenues.......                         59,017,579         52,198,392         164,570,924         161,852,709

OPERATING EXPENSES:
  Cost of sales......................                       (42,334,491)       (32,027,282)       (126,446,258)       (101,984,988)
  Sales, general and
  administration
  (inclusive of 7,214,327 and 5,874,501 in
  non-cash share compensation expense in
  2001 and 2002).....................                       (38,961,173)       (29,717,908)       (115,004,118)       (101,912,041)
  Depreciation and amortization......                       (15,987,536)       (19,234,104)        (42,589,958)        (56,045,009)
                                                         ----------------   ----------------    ----------------    ----------------
    Total operating expenses.........                       (97,283,201)       (80,979,294)       (284,040,334)       (259,942,038)
                                                         ----------------   ----------------    ----------------    ----------------
OPERATING LOSS.......................                       (38,265,622)       (28,780,902)       (119,469,410)        (98,089,329)
Other income (expense), net:
  Interest income....................                          4,564,549          1,216,840          18,894,777          21,188,158
  Interest expense...................                       (20,268,759)       (31,624,212)        (89,859,753)        (82,892,291)
  Gain on disposal of
  marketable securities..............                                  -                  -           7,165,512                   -
  Other expense......................                          (182,105)         52,591,168           (608,067)          52,149,498
                                                         ----------------   ----------------    ----------------    ----------------
     Total other income (expense), net                      (15,886,315)         22,183,796        (64,407,531)         (9,554,634)
LOSS BEFORE MINORITY
  INTERESTS..........................                       (54,151,937)        (6,597,106)       (183,876,941)       (107,643,964)
Minority interests...................                            125,172             49,047            (28,006)             107,796
                                                         ----------------   ----------------    ----------------    ----------------
LOSS BEFORE TAXES                                           (54,026,765)        (6,548,059)       (183,904,947)       (107,536,168)
                                                         ================   ================    ================    ================

Provision for taxes                                            (129,417)          (122,714)           (742,450)           (361,815)
NET LOSS FROM CONTINUING OPERATIONS                         (54,156,182)        (6,670,773)       (184,647,397)       (107,897,983)
                                                         ================   ================    ================    ================

  Extraordinary income, net..........                         50,873,972       (34,757,750)          50,873,972        (12,175,237)

                                                         ----------------   ----------------    ----------------    ----------------
NET LOSS.............................                          3,282,210       (41,428,523)       (133,773,425)       (120,073,220)
                                                         ================   ================    ================    ================

NET LOSS PER COMMON SHARE
  - basic and diluted................           2b                 0.055             (0.69)              (2.25)              (2.01)
                                                         ================   ================    ================    ================

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES
OUTSTANDING
  - basic and diluted................                         59,518,189         60,032,119          59,518,189          59,884,715
                                                         ================   ================    ================    ================

                                       4
The accompanying notes are an integral part of these consolidated financial statements.

                         JAZZTEL p.l.c. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
          For the nine months period ended September 30, 2001 and 2002
                                    (In Euro)

--------------------------------------------------- --------------------- - ---------------------
                                                     Nine Months Ended       Nine Months Ended
                                                     September 30, 2001      September 30, 2002
OPERATING ACTIVITIES:
Net loss.........................................          (133,773,425)            (120,073,751)
Adjustments to reconcile net loss to net cash
used in operating activities:
  Extraordinary gain on extinguishment of debt...                      -                        -
  Minority interests.............................                125,172                (107,798)
  Amortization of goodwill.......................                      -                   17,913
  Amortization of deferred costs (inclusive
  amortization of debt issuance cost)............              1,833,746                2,310,919
  Other depreciation and amortization............             42,589,957               55,961,980
  Non-cash provisions for losses.................              6,863,769                8,923,066
  Gain on disposal of marketable securities......            (7,165,512)
  Foreign currency adjustments...................                644,843             (11,433,699)
  Deferred Income................................             13,459,783
  Non-cash compensation associated with
     Issuance of share options and shares in
     Subsidiary to employees.....................              7,214,327                5,874,501
  Extraordinary Income...........................           (72,677,102)
Changes in operating assets and liabilities:
  Stocks.........................................            (5,886,520)                  102,742
  Accounts receivable............................           (36,107,339)              (9,760,858)
  Prepaid expenses and other current assets......            (4,278,116)               24,954,130
  Deposits and other assets......................            (4,855,319)                        -
  Accounts payable and accruals..................             43,554,375             (77,433,530)
  Accrued interest...............................             12,360,709             (10,981,770)
  Movement in funds held in Escrow...............                                      71,874,488
                                                    ---------------------   ---------------------

     Net cash used in operating Activities.......          (136,096,654)             (59,771,667)
                                                    ---------------------   ---------------------
INVESTING ACTIVITIES:
  Acquisitions of licenses costs.................            (2,206,921)                        -
  Purchase of property and equipment.............          (135,434,277)             (33,936,971)
  Acquisitions, net of cash acquired.............           (21,623,003)                        -
  Acquisitions of intangible assets..............           (22,456,212)              (1,216,531)
  Cash proceeds from the sale of marketable
   Securities....................................            98,768,915
                                                    ---------------------   ---------------------
     Net cash used in investing activities.......           (82,591,498)             (35,153,503)
                                                    ---------------------   ---------------------
FINANCING ACTIVITIES:
  Movement in funds held in Escrow...............             68,599,852                        -
  Restricted Cash                                                      -                (329,978)
  Deferred Income                                                      -              (1,301,307)
  Sale of property and equipment                                       -                1,774,684
  Deposits and other assets                                            -              (1,199,648)
  Reimbursements loans to directors                                    -               11,734,087
  Debt issuance costs............................            (5,894,618)              (2,259,387)
  Proceeds from exercise of share options and
   Warrants......................................                724,142                  267,401
  Issuance of share capital......................             10,189,412                (155,154)
  Share issuance costs...........................                      -                        -
  Borrowings of long term debt...................              9,718,534               29,430,249
  Payments of long-term debt.....................           (41,450,470)               19,578,465
  Early extinguishment of long term debt                               -             (62,158,822)
                                                    ---------------------   ---------------------
     Net cash provided by financing activities...             41,886,852              (4,619,409)
                                                    ---------------------   ---------------------
INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS.................................          (176,801,300)             (99,544,579)
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD............................            415,835,350              159,137,256
                                                    ---------------------   ---------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.......            239,034,050               59,592,677
                                                    =====================   =====================

                                       5
The accompanying notes are an integral part of these consolidated financial statements.

                         JAZZTEL p.l.c. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                         For the nine month period ended
                               September 30, 2002
                                    (In Euro)

                                                               Additional
                                       Common     Preference     Paid-in     Non-voting                   Accumulated
                                       Shares       Shares       Capital       Shares       Warrants        Deficit          Total
                                     ----------- ------------- ------------ ------------- -------------- --------------- -----------

BALANCE, December 31, 2001            4,781,503             -  374,997,309        75,127     20,109,295   (430,565,477) (30,602,243)
Issuance of common shares, net of
issuance costs                                -             -            -             -              -               -
Exercise of share options                 2,271             -       91,182             -              -               -       93,453
Issuance of warrants                          -             -            -             -              -               -
Exercise of warrants                     18,794             -      189,931             -      (189,931)               -       18,794
Non-cash compensation associated
  with issuance of share options              -             -    5,874,501             -              -                    5,874,501
Net loss                                                    -                                            (120,073,220) (120,073,220)
                                     ----------- ------------- ------------ ------------- -------------- --------------- -----------
BALANCE, September 30, 2002           4,802,568             -  381,152,923        75,127     19,919,364  (550,638,697) (144,688,715)
                                     =========== ============= ============ ============= ============== =============== ===========

                                       6
The accompanying notes are an integral part of these consolidated financial statements.

                         JAZZTEL p.l.c. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                    (In Euro)


(1)      COMPANY HISTORY AND NATURE OF BUSINESS

         Jazz Telecom, S.A. was incorporated on October 24, 1997. In July 1998, the shareholders of Jazz Telecom, S.A. incorporated Jazztel p.l.c. (the "Company"). Mr. Martin Varsavsky, the then current Chairman of the Board, owned approximately 74.5% of both Jazztel p.l.c. and Jazz Telecom, S.A. In February 1999, in accordance with a shareholders' agreement, shareholders of Jazz Telecom, S.A. exchanged their shares for shares in Jazztel p.l.c.
         Since both Jazztel p.l.c. and Jazz Telecom, S.A. were under common control of Mr. Varsavsky, the share exchange of February 1999 has been reflected as a reorganization of entities under common control. Accordingly, the transaction has been recorded using the historical cost bases of Jazztel p.l.c. and Jazz Telecom, S.A. and the financial position and results of operations of the company have been retroactively restated in a manner similar to a pooling of interests. Jazztel p.l.c. and Jazz Telecom, S.A. are herein referred to as the Company.
         The Company is a facilities-based telecommunications service provider and plans to be the first nationwide competitive local exchange carrier ("CLEC") in Spain. The Company is constructing, in high density business districts, a fiber optic telecommunications network employing synchronous digital hierarchy ("SDH") transmission technology (the "Network"). As the Network is completed, the Company offers businesses in these high density centers a full range of enhanced local, national and international voice services and data services, including internet and broadband communications. The Company primarily operates in Spain and Portugal.
         The Company started operations in January 1998 and, as a result, has a short operating history. The Company is deploying its Network and offering Spanish and Portuguese business customers a wide range of voice and data telecommunications services. Until recently, only Telefonica in Spain and Portugal Telecom in Portugal offered many of these services.
         The Company has obtained various licenses to operate in the telecommunications industry in Spain and Portugal, among which are a B1 license, which allows it to provide fixed-line telephone services to the public; and a C and C-2 licenses, which allow it to deploy a telecommunications network.
         In competing in a recently liberalized market in an evolving and competitive industry, the Company will face uncertainties and obstacles when evaluating its prospects before it will be able to generate future positive cash flow or net income.
         From the time the Company started its business until September 30, 2002, it had aggregate net losses of (euro)550,638,697. The Company expects to continue to incur significant net losses for the next several years as the Company deploys its Network and tries to increase significantly the size and scope of its operations in accordance with its business plan. There can be no assurance that the Company will achieve or sustain positive cash flow from operations or profitability in the future.

(2)      SIGNIFICANT ACCOUNTING POLICIES

a)       Basis of presentation---

              The unaudited condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of management of the Company, the condensed consolidated financial statements include all adjustments, which consist only of normal recurring accruals, necessary to present fairly the financial information for such periods.

b)       Consolidation---

              The accompanying consolidated financial statements include the accounts of Jazztel p.l.c. and all majority owned subsidiaries including Jazz Telecom, S.A., Jazz Telecom 1, S.A. (merged with Jazz Telecom, S.A. during 1999), Jazz Telecom Malaga, S.A. (merged with Jazz Telecom, S.A. during

         1999), Yacom Internet Factory, S.A. (until its disposal on October 11,
         2000), Jazztel Portugal Servicos de Telecomunicacoes, S.A., Banda 26, S.A (increased to 91% ownership on September 5, 2001 - Note 3), Comunicaciones Versa, S.A (merged with Jazztel Telecom S.A. during
         2001), Centro de Calculo de Sabadell, S.A., and Adatel Telecomunicaciones, S.A., both acquired in 2001 (Note 3). All intercompany transactions and balances have been eliminated in consolidation. Minority interests have been recorded for the portion of majority owned subsidiaries not owned by the company.

              The accompanying consolidated financial statements for the year ended December 31, 2001 and the quarters ended September 30, 2001 and September 30, 2002 do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended December 31, 2001 will be delivered to the Registrar of Companies for England and Wales.

c)       Cash and cash equivalents---

              Cash and cash equivalents include deposits with banks and short-term investments with an original maturity of three months or less.

              Short term investments with an original maturity of three months or less include Euro 39.8 million in short term repurchase agreements with banks.

              Restricted cash includes a deposit of Euro 11.2 million and a restricted money fund of Euro 19.4 million acquired through the increase of ownership in Banda 26 S.A., and which is held in escrow until compliance with certain conditions and obligations related to the LMDS business are met (Note 3).

d)       Inventories---

               Inventories are stated at the lower of cost, using the first in-first out method, or market value. Inventories consist mainly of hardware equipments, cellular phones and different equipments to be installed to the clients.

               The allowance for inventory impairment and obsolescence was determined by considering those inventories that at the balance sheet date had a net realizable or market value below their replacement or reproduction cost. The allowance is created for the purpose of reducing the carrying amount of certain obsolete or slow turn-over inventory to their estimated realizable value.

e)       Start-up expenses ---


               Start-up expenses, which consist of incorporation and establishment costs, are expensed as incurred.

f)       Other intangible assets ---


               Other intangible assets primarily consist of amounts paid to acquire certain information technology software, telecommunication licenses, and other costs related to the registration of the Company's brand and product names. Intangible assets also consist of acquired customer base from acquisitions of companies accounted for under the purchase method.

               Information technology software includes the costs incurred to substantially modify billing software, customer service software and administrative applications. All such costs are contracted with third party vendors and no such modifications are made by Company personnel. Costs related to these administrative applications are amortized on a straight-line basis over a period of three to five years.

               License costs consist of the costs to acquire telecommunications operating licenses. Licenses are stated at cost and amortized over the useful life of the license.

              Maintenance and training costs of these applications are expensed as incurred.

               Patents and trademarks are amortized over a period of 3 to 5 years, and acquired customer base is also amortized over a period of 3 to 5 years.

g)       Goodwill ---

               Goodwill represents the excess of the purchase price in the purchase of Adatel (Note 3) over the fair value of the net assets acquired. Goodwill is being amortized over a period of ten years, but ceased to be amortized beginning January 1, 2002 in accordance with SFAS No. 142. (Note 2q).

h)       Property and equipment ---

               Property and equipment are recorded at cost less accumulated depreciation. The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Interest costs associated with significant capital additions are also capitalized in accordance with the provisions of SFAS No. 34. Upkeep and maintenance expenditures are expensed as incurred.

               Property and equipment are depreciated on a straight-line basis based on the following estimated useful lives (in years):

                                                                  Years of
                                                                 Estimated
                                                                Useful Life
                                                                -----------
               Technical installations                            8 to 20
               Furniture                                            10
               Information technology equipment                     5
               Leasehold improvements                      Shorter of 5 or life
                                                               of lease term
               Equipment under capital lease                      10 to 20
               Other fixed assets                                  3 to 5


                During 2001, the Company has changed the estimated useful life from 20 years to 10 years for a portion of its equipment under capital lease. This equipment refers to some of the Company's indefeasible right of use (IRUs) of dark fiber optic. The amortization on this equipment for 2001 has been calculated using the former useful life of twenty years, since the new estimate has been done in December, and thus this matter has not had any effect on 2001 results. The change in estimate for the amortization of the equipment is being accounted for prospectively beginning January 1, 2002 over the remaining life of the corresponding assets.

i)       Other current assets ---

              For all periods presented, other current assets primarily consists of sundry debtors.

j)       Use of estimates ---

              The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from such estimates.

k)       Earnings per share ---

               Basic earnings per ordinary share are calculated using income available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated in a similar manner to basic earnings per share except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the potentially dilutive common shares had been issued.

               Warrants to acquire 1,807,714 ordinary shares were outstanding at September 30, 2002. In addition stock options to acquire 4,593,587 ordinary shares were also outstanding at September 30, 2002. These potential ordinary shares were excluded from the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

l)       Foreign currency transactions ---

              The Company's functional currency is the Euro. Transactions involving other currencies are translated into the Euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurement are reflected on the accompanying consolidated statements of operations.

m)       Income taxes ---

              Deferred income taxes are provided using the liability method, whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

              For tax purposes, the Company had available net operating loss ("NOL") carryforwards at December 31, 2002 of approximately (euro) 415 million. A valuation allowance has been established in full for the deferred tax assets associated with these NOLs due to the company's history of operating losses.

              NOL's arising in the Spanish tax jurisdiction of approximately Euro 357 million will begin to expire 15 years from the date that the company obtains tax profitability in that tax jurisdiction.

              NOL's arising in the Portuguese tax jurisdiction of approximately Euro 58 million will begin to expire 6 years from the date they are generated.

n)       Impairment of Long-lived assets ---

              The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will write down the carrying value of the long-lived assets to fair value, based on discounted cash flows or market values.

              During all periods presented, the Company has not identified events or changes in circumstances that indicates a potential for impairment exists.

o)       Revenue recognition ---

               The Company records revenues over the period in which they are earned. The cost of providing service is recognized as incurred. Specifically, the Company's policies are as follows:

         Telecommunications Revenues:

               Operating revenues are derived from providing various telecommunication services to customers. These services include:

         o Basic voice services: The Company generates revenues from the connection of person to person telephone calls through its owned and leased lines. Revenues are measured in terms of traffic minutes processed or transmission capacity provided, and are recognized in the period in which the connection is provided.

         o Value added services: These services consist of unified messaging, teleconferencing center and other additional product offerings beyond basic connection services. Revenues from these services are recognized in the period service is provided.

         o Data services: The Company provides managed bandwidth to business customers. Revenues from these arrangements are recognized ratably over the period that the bandwidth is provided to customers.

         o Other services: The Company provides web hosting and Internet access to its business customers. Revenues from web hosting agreements are recognized rateably over the life of the contract. Revenues from Internet access by business customers are recognized in the period that the services are provided to customers.

         Internet Business

               Prior to the disposal of Yacom Internet Factory, S.A. on October 11, 2000, this segment's revenues were derived principally from interconnection fees to residential customers, the sale of banner advertisements and sponsorships and commissions on e-commerce activities. At December 31, 2001, the Company had no operations in this segment except for the provision of connection and other services to business customers via the Company's Jazzfree service.

               Revenues from fixed Internet access were recognized during the period in which the services are provided. Since June 1999, free Internet access for residential customers has been provided in Spain. Accordingly, since that time, revenues from interconnection operations to residential customers have been zero. The Company continues to charge fees for its business customers, which are recognized ratably over the customer contract period.

              The Company also earned revenues from advertising and sponsorship agreements. These agreements generated revenues in the following ways:

               Display advertising: Many of the Company's advertising contracts charged fees based on the number of impressions delivered. Revenues on these contracts are recognized based on the number of impressions delivered to date, multiplied by the rate per impression contained in the contract. Other arrangements, including most sponsorship agreements, generated revenues based on the numbers of days the advertising is displayed. Revenues from these contracts were recognized ratably over the term that the advertising is displayed.

               Advertisement design: The Company generated fees for helping sponsors design and customize an advertising campaign. These fees were recognized upon the completion of, and approval by the customer of, the ad campaign. It generally takes the Company two weeks or less to generate such campaigns.

               The Company also derived revenues from commissions on e-commerce transactions from consumers utilizing the Company's network of websites. The amount of the commissions varied based on agreements between the Company and the retailers. The Company recognized such revenues in the period that the user made the on-line purchase. Such revenues were recognized on a net basis, as the Company did not have the risk of non-collection and did not act as a principal in the transaction.

                  Users of the Company's Jazzfree Internet access services initiate calls through an operator, which must interconnect with the Company to terminate the call at Internet access provider. The operator charges from Euro 0.0064 to 0.009 per minute for this connection, and, pursuant to Spanish regulation, must reimburse the Internet service provider a significant portion of that revenue. The Company receives Euro 0.0033 to 0.0048 per minute of connection, depending on the time of day a user dials into its network. The Company recognizes these revenues in the period that the connection is provided.

         Software Business

              Since the acquisition of Centro de Calculo de Sabadell in 2001 (Note 3), the Company operates in the software industry. The Company follows American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. In accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Software license fees are recognized when the software is shipped, installed, and customer acceptance has occurred. Software support fees are deferred and amortized on a straight line basis over the life of the related service contract.

              SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. The Company allocates a portion of its software revenues to post contract support activities or other services or products provided to the customer free of charge or at non-standard discounts when provided in conjunction with the licensing arrangement. Amounts allocated are based upon standard prices charged for those services or products. Revenues from post-contract support are recognized ratably over the term of the term of the contract on a straight line basis.

p)       Derivatives and Hedging Activities ---

              Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for derivative instruments and hedging activities establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

              The adoption of SFAS No. 133 on January 1, 2001 has not had a material impact on the financial position or the results of operations of the Company, as the Company does not have any derivatives or engage in hedging activities.


q)       Recently issued accounting standards ---

                  In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board ("APB") Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

              Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under

         SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

              SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. The Company has adopted SFAS No. 141 to account for the purchase of 40% of Banda 26, S.A. (Note 3). The Company has begun to apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Goodwill of Euro 16 million, arising from the purchase of Adatel (Note 2h and 3) that is amortized over a period of ten years, will cease to be amortized on January 1, 2002. The Company has not yet determined what the effect of the impairment test of goodwill and intangible assets will have on the earnings and financial position of the Company.

              In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

              In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. While it supersedes APB Opinion 30, Reporting the Results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. The provisions of this statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

r)       Debt issuance costs ---

              Debt issuance costs consist of debt issuance costs related to the Company's senior debt and those related to the formalization of the senior credit facility (See Note 8b).

              Debt issuance costs are amortized as interest expense over the term of the debt using the effective interest method.

s)       Deferred income ---

         1. Deferred income consists mainly of revenues related to traffic origination to be deferred over the contract period.

t)       Reclassifications  ----

         1. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.


(3)      ACQUISITIONS

     a)  Adatel, S.A.

         1. On September 22, 2000 the Company entered into an agreement to purchase 100% of Adatel S.A. (Adatel), a telecommunications system integrator for SMEs in Spain specialized in vertical wiring, PBX installation and data networks installation and maintenance. The transaction was closed on January 11, 2001 and the Company acquired 87.2% of the shares of Adatel for an aggregate consideration of Euro 15.9 million, 50% of which was paid in cash and 50% in common shares (220,044 shares). In addition, on June 27, 2001, the Company exercised its option of acquiring the remaining 12.8% of Adatel for a price of Euro 4.5 million, 50% of which was paid in cash and 50% in common shares (62,407 shares) that were issued in July 2001. This acquisition has been accounted for under the purchase method of accounting in accordance with APB Opinion 16. The total purchase price of Euro 20.4 million (plus additional purchase costs of Euro 0.2 million) has been allocated based on estimated fair values of assets and liabilities of Adatel at the dates of acquisition as follows:


                                                                            Euro
                                                                   -------------
               Property, plant and equipment                             233,998
               Intangible assets                                          49,235
               Receivables                                             5,550,593
               Inventories                                             1,725,746
               Cash and cash equivalents                                 956,114
               Other assets                                              346,381
               Current liabilities                                   (6,040,089)
               Goodwill                                               17,748,671
                                                                   -------------
               Total consideration                                    20,570,649
                                                                   =============

      This allocation has resulted in goodwill of Euro 17.7 million that is amortized up to December 31, 2001 using an estimated life of 10 years, but which will cease to be amortized on January 1, 2002 in accordance with SFAS No. 142. The results of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition.

      The following table reflects the results of the Company's operations had the purchase of Adatel been completed on January 1, 2000:



                                                                    Year ended
                                                                       2000
                                                                    (Unaudited)
                                                                 --------------

              Revenues ..........................................    139,983,394
              Net loss...........................................   (71,719,968)
              Net loss per share.................................         (1.28)


      The pro-forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the date indicated, nor are they necessarily indicative of future operating results.

      b)  Banda 26, S.A.

      On September 5, 2001, the Company acquired from Blescare-98, S.L. an additional 40% stake in Banda 26, S.A. (Banda 26), a wireless local loop (WLL) provider, for a price of Euro 1.1 million. As part of the transaction, the Company acquired a money fund held by the seller to comply with its obligations to the Ministerio de Fomento in relation to a wireless loop license, with a fair value of Euro 20.4 million, for a total of Euro 6.8 million. Part of the Euro
20.4 million money fund (Euro 19 million) is held in a restricted cash account since the release of its balance to the Company is pending compliance with certain conditions and obligations relating to the WLL business. This acquisition has been recorded under the purchase method in accordance with SFAS No. 141. The Company has allocated the purchase price of Euro 1.1 million to the fair value of the assets and liabilities of the acquired company, resulting in goodwill of Euro 1.4 million. However, this goodwill has been netted against the extraordinary gain (negative goodwill) of 13.5 resulting from the difference between the fair value of the money fund acquired and its purchase price, in accordance with SFAS 141 provisions. As such, the total amount of extraordinary gain recognized is Euro 12.1 million. The purchase price has been allocated as follows:


                                                                            Euro
                                                                   -------------
                  Net assets                                             855,556
                  Restricted Cash (Note 2b)                           19,294,612
                  Negative goodwill (Extraordinary Gain)            (12,107,774)
                                                                   -------------
                  Total consideration                                  8,042,394
                                                                   =============

      As a result of this transaction, the Company holds 91% of Banda26 as of December 31, 2001 and has consolidated its results since August 31, 2001.
Prior to this date, the Company carried its investment in Banda 26 under the equity method in accordance with EITF 96-16, Investor's Accounting for an Investee when the Investor has a Majority of the Voting Interests but the Minority Shareholder(s) Have Certain Approval or Veto Rights, since the minority shareholders had substantive participating approval rights.

      The following table reflects the results of the Company's operations had the purchase of Banda26 been completed fully on January 1, 2000:


                                                     Year ended     Year ended
                                                       2000            2001
                                                     ---------------------------
                                                              (Unaudited)
                                                     ---------------------------

         Revenues ...............................    125,511,234     220,450,958
         Net loss................................   (73,801,372)   (188,928,410)
         Net loss per share......................         (1.32)          (3.17)

      The pro-forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the date indicated, nor are they necessarily indicative of future operating results.

      c)  Centro de Calculo de Sabadell, S.A.

      On March 29, 2001, the Company acquired 88.97% of Centro de Calculo de Sabadell, S.A. (CCS), a Spanish company specialized in software development and systems integration for small and medium enterprises (SMEs), for a price of Euro
1.987 million paid in cash. In addition, on April 23, 2001, the Company acquired an additional 10.94% for a price of Euro 0.241 million paid in cash. This acquisition has been recorded under the purchase method in accordance with APB Opinion 16. The total purchase price, including related expenses, of Euro 3.124 million has been allocated based on the estimated fair values of assets and liabilities on March 31, 2001 as follows:


                                                                            Euro
                                                                   -------------
               Property, plant and equipment                          14,452,909
               Intangible assets                                       3,976,070
               Long term financial investments                         2,344,405
               Receivables                                             8,669,500
               Inventory                                               2,209,900
               Cash and cash equivalents                                 278,400
               Other assets                                              356,200
               Current liabilities                                  (18,191,500)
               Long term liabilities                                (10,972,200)
                                                                   -------------
               Total consideration                                     3,123,684
                                                                   =============

         The values assigned to the net assets acquired in this purchase exceeded their cost. The Company has thus reduced the non-current assets acquired proportionately, resulting in zero negative goodwill on the allocation.

         As a result of this transaction, the Company holds 99.97% of CCS as of December 31, 2001 and has consolidated this subsidiary since its acquisition.

         The Company has not provided pro-forma financial information for the effects of this acquisition, as CCS formed part of a series of entities during 2000, and no individual financial information is available for it.

(4)      INVENTORIES

         Inventories consist mainly of hardware equipments and different equipments to be installed to the clients and have resulted from the acquisition of Adatel and CCS and consist of the following at December 31, 2001 and September 30, 2002:

                                                     December 31,  September 30,
                                                         2001          2002
                                                    ----------------------------

Raw materials ...................................               -              -
Work in progress.................................       3,058,076      3,105,175
Finished Goods...................................       2,203,759      2,199,481
                                                    ----------------------------
   Total inventories.............................       5,261,835       5304,656
Less: allowance for inventory impairment and
   obsolescence..................................       (451,397)      (633,971)
                                                    ----------------------------
Inventories, net.................................       4,810,438      4,670,685
                                                    ============================

(5)      ACCOUNTS RECEIVABLE

         At December, 2001 and for the nine month period ended September 30, 2002 accounts receivable includes (euro)22,895,458 and (euro) 18,289,010 of unbilled receivables relating to services rendered but not yet invoiced respectively.

         The movements in the allowance for doubtful accounts during the three years ended December 31, 1999, 2000 and 2001 and the nine month ended September 30, 2002 are as follows:


                                                               Charged to
                                           Beginning            Cost and            Ending
                                            Balance             Expenses           Balance
                                       ------------------   -----------------   ---------------

 Year Ended December 31, 1999                          -           3,774,435         3,774,435
 Year Ended December 31, 2000                  3,774,435           3,836,702         7,611,137
 Year Ended December 31, 2001                  7,611,137          14,130,854        21,741,991
 Nine-months Ended September 30, 2002         21,741,991           8,886,054        30,628,045



(6)      PROPERTY AND EQUIPMENT

         Property and equipment accounts and related accumulated depreciation as of December 31, 2001 and for the nine-month period ended at September 30, 2002 were as follows:

                                                  December 31,     September 30,
                                                      2001              2002
                                                 -------------    --------------

Technical installations...................        291,933,534        381,661,694
Furniture.................................          6,274,760          5,143,489
Information technology equipment..........         26,396,703         26,710,791
Leasehold improvements....................         26,487,326         26,569,742
Equipment under capital leases ...........        129,015,412        129,070,216
Other fixed assets........................          3,733,633          4,696,246
Construction in process...................        138,787,469         72,441,239
                                                 -------------    --------------
                                                  622,628,837        646,293,417
Less accumulated depreciation.............       (76,997,481)      (111,631,178)
                                                 -------------    --------------
Property and equipment, net...............        545,631,356        534,662,239
                                                 =============    ==============

         Interest capitalized totaled (euro)15,919,045 and (euro)4,588,252 for the year ended December 31, 2001 and for the nine-month period ended September 30, 2002, respectively.

         Depreciation expense totaled (euro)46,635,824 and (euro)43,131,404 for the year ended December 31, 2001 and for the nine-month period ended September 30, 2002, respectively.

(7)      OTHER INTANGIBLE ASSETS

         Intangible assets and related accumulated amortization as of December 31, 2001 and for the nine-month period ended at September 30, 2002 were as follows:

                                                December 31,       September 30,
                                                     2001               2002
                                              ----------------    --------------

Patents and trademarks....................           1,806,003         1,775,475
IT software...............................          81,818,351        87,369,696
Customer base.............................           2,687,563         2,687,563
License Costs.............................           3,933,793         2,911,659
Other intangible assets...................                   -                 -
                                              ----------------    --------------
                                                    90,245,710        94,744,393
Less accumulated amortization.............        (35,585,625)      (51,698,360)
                                              ----------------    --------------
Total intangible assets, net..............          54,660,085        43,046,033
                                              ================    ==============

         Amortization expense totaled (euro)12,950,402 and 12,830,575 for the year ended December 31, 2001 and for the nine-month period ended September 30, 2002, respectively.

(8)      DEBT

         The Company had the following debt outstanding:

                                                December 31,       September 30,
                                                   2001                 2002
                                              ----------------    --------------
14% Senior Notes due 2009.................         193,143,319       176,073,363
14% Senior Notes interest.................           7,131,525        13,318,676
13.25 % Senior Notes due 2009.............         345,590,962       313,193,337
13.25% Senior Notes interest..............           1,955,965        14,332,584
14% Senior Notes due 2010.................         180,154,555       164,765,369
14% Senior Notes interest.................          12,220,094         2,693,565
Deposits..................................           6,856,478         8,673,144
Capital Lease Obligations.................         102,138,350        98,246,537
Credit facility...........................                            30,000,000
                                              ----------------    --------------
Total.....................................         849,191,580       821,296,575
Less: Current Portion.....................         (27,215,041)     (36,128,968)
                                              ----------------     -------------
Long - Term debt..........................         821,976,539       785,167,607



a)       Senior Notes ---

         On April 8, 1999, the Company issued $100 million principal amount of 14% Senior Notes due 2009 and Euro 110 million principal 14% Senior Notes due in April 2009 (April Senior Notes). Interest is due on the April Senior Notes on April 1 and October 1 of each year commencing October 1, 1999. The April Senior Notes are unsecured unsubordinated obligations. The notes are listed on the Luxembourg Stock Exchange.

         Prior to April 1, 2002, the Company was entitled on any one or more occasions to redeem up to an aggregate of 35% of the aggregate principal amount of the notes originally issued under the indenture at a redemption price of 114.00%.

         The Company may redeem the April Senior Notes, in whole or in part, at any time after April 1, 2004 in the amount of $1,000 each or Euro 1,000 increments at the following redemption prices:

         2004..................................................107.000%
         2005..................................................104.667%
         2006..................................................102.333%
         2007 and each year thereafter.........................100.000%

         Following the issue of the April Senior Notes, a portion of the proceeds are held in Escrow for the benefit of the noteholders. These funds have been invested in US government securities and European government securities. The funds mature at appropriate intervals in order to pay the first six interest payments on the Notes. Under SFAS No. 115, the investments are classified as held to maturity, and as such are carried at cost.

         On December 15, 1999, the Company issued (euro)400 million principal amount of 13.25% December Senior Notes due December 15, 2009. Interest is due on the December Senior Notes on December 15 and June 15 of each year commencing June 15, 2000. The notes are listed on the Luxembourg Stock Exchange.

         Prior to December 15, 2002, the Company may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of the notes originally issued under the indenture at a redemption price of 113.25%. The Company may redeem the December Senior Notes, in whole or in part, at any time after December 15, 2004 in the amount of Euro 1,000 at the following redemption prices:

         2004...................................................106.625%
         2005...................................................104.417%
         2006...................................................102.208%
         2007 and each year thereafter..........................100.000%

         Following the issue of the December Senior Notes, a portion of the proceeds are held in Escrow for the benefit of the noteholders. These funds have been invested in European government securities. The funds mature at appropriate intervals in order to pay the first six interest payments on the Notes. Under SFAS No. 115, the investments are classified as held to maturity, and as such are carried at cost.

         On July 15, 2000, the Company issued Euro 225 million principal amount of 14% Senior Notes due 2010. Interest is due on January 15 and July 15 of each year commencing January 15, 2001.

         Prior to July 15, 2003, the Company may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of the notes originally issued under the indenture at a redemption price of 114.00%.

         The Company may redeem the Senior Notes, in whole or in part, at any time after July 15, 2005 in amounts of Euro 1,000 or integral multiples thereof at the following redemption prices:

         2005...................................................107.000%
         2006...................................................104.667%
         2007...................................................102.333%
         2008 and each year thereafter..........................100.000%

         Following the issue of the Senior Notes, a portion of the proceeds will be held in escrow for the benefit of the noteholders. These funds will be invested in US government securities and European government securities. The funds mature at appropriate intervals in order to pay the first four interest payments on the Senior Notes. Under SFAS No. 115, the investments are classified as held to maturity, and as such are carried at cost.

         The Company repurchased in the third quarter of 2001 (euro)114.3 million of its high yield bonds for (euro)36.9 million. During the first quarter of 2002, the Company has repurchased an additional Euro 56.8 million nominal value of its Senior Notes for Euro 21.4 million.

         Up to September 30, 2002, the Company has repurchased Euro 24.0 million, Euro 83.8 million and Euro 58.1 million of its April, December, and July Senior Notes, respectively, with corresponding accrued interest to date of repurchase of approximately Euro 3.9 million. Debt issuance costs of approximately Euro 5.2 million related to these Senior Notes have been amortized upon the repurchase of debt. This transaction has resulted in a net extraordinary gain on the early extinguishments of debt of Euro 70.9 million, which has been recognized in the accompanying consolidated statement of operations Euro 22.6 million corresponding to the first quarter 2002, and a related deferred tax liability of Euro 30.4 million which has been recognized in the consolidated balance sheet.

         The indentures governing the April Senior Notes, the December Senior Notes and the July Senior Notes contain various covenants including, among other things, limitations on the incurrence of indebtedness, liens and sale-leaseback transactions and restricts the Company's ability to pay dividends, redeem or repurchase our common shares or other classes of shares, sell assets, guarantee indebtedness and certain other transactions. No direct or indirect subsidiaries of Jazztel p.l.c. have guaranteed the April Senior Notes, the December Senior Notes and the July Senior Notes. Jazztel p.l.c. has no material operations or assets separate from its cash and investments in its subsidiaries.

         The Company has complied with all the covenants as of the date of these consolidated financial statements.

b)       Credit facility ---

         On April 6, 2001, the Company entered into a credit facility with a syndicate of banks led by JP Morgan p.l.c. The credit facility is a revolving credit and performance bond facility that provide loans in an aggregate principal amount of up to Euro 199.5 million. The facility is structured in three tranches:

         o Tranche A is a revolving loan facility in an aggregate amount of Euro 175 million available from April 6, 2001 until September 30, 2004.

         o Tranche C is a euro term loan facility in an amount equivalent to the Tranche A outstandings as at September 30, 2004.

         o Tranche B is a performance bond facility in an aggregate amount of Euro 24.5 million.

         Borrowings under the credit facility will bear interest at a rate per annum of a EURIBOR rate plus the applicable margin and mandatory costs. The applicable margin will initially be 3.375% and the range of the margin will depend on the ratio of senior debt to annualized EBITDA. Each of Jazz Telecom, S.A., Jazztel p.l.c. and Adatel, S.A. guarantees Jazz Telecom, S.A.'s obligations under the credit facility.

         The credit facility contains various covenants including, among other things, limitations on the incurrence of indebtedness, achievement of earnings established in the agreement, network construction targets, and compliance with debt ratios.

         The Company has complied with all the covenants related to this credit facility as of the date of these consolidated financial statements.

         The Board of Directors meeting held on March 20, 2002 approved the draw down of (euro)30 million from the credit facility referred to in this Note 8 in accordance with the credit facility agreement. In order to draw down the amount referred to above, the Company has pledged all the Jazz Telecom, S.A. shares and certain network assets. At June, 2002 these (euro)30 million for the credit facility are completely disposal.

(9)      SHAREHOLDERS' EQUITY (DEFICIT)

         Jazztel p.l.c. was incorporated on July 8, 1998, with a share capital of (pound)2 (Euro 3) consisting of 2 common shares of (pound)1 (Euro 1.50) each. On July 16, 1998, the authorized share capital of the Company was re-organized by sub-dividing each (pound)1 (Euro 1.50) common share into 100 common shares of 1 pence (Euro 0.015), ranking parri passu. On this date, an additional 4,999,800 common shares were issued, of which (pound)12,499 (Euro 18,780) was called-up and paid.

a)       Share exchange ---

         On February 2, 1999 the share capital of the Company was reorganized as follows (for purposes of describing the share exchange, share and per share amounts in this note have not been restated to reflect the October 4, 1999 share consolidation referred to at the end of this note):

         The authorized share capital of Jazztel p.l.c. was increased by Euro 1,215,228 by creating 121,522,845 common shares of Euro 0.01 each. On this date, Jazztel p.l.c. acquired 100% of the share capital of Jazz Telecom, S.A. The consideration for the transfer of the shares in Jazz Telecom, S.A. to the Company was the issue of 121,522,845 fully paid common shares in the Company of Euro 0.01 each, amounting to Euro 1,215,228, to the shareholders of Jazz Telecom, S.A., and the satisfaction of the balance of the obligations of the shareholders in the Company in respect of the 5,000,000 issued but partly paid common shares, amounting to (pound)37,499 (Euro 56,343).

         The 5,000,000 issued common shares of 1 pence (Euro 0.015) each were redesignated as 5,000,000 1 pence (Euro 0.015) non-voting shares.

         The authorized share capital of Jazztel p.l.c. was further increased by authorizing 75,168,133 common shares of Euro 0.01 each and 179,149,688 preference shares of Euro 0.01 each. None of such common shares were issued. The preference shares were issued and fully paid up with a premium of Euro 0.337 per share less costs of Euro 1,142,925.

         The preference shares were converted into common shares (at the ratio of one common share to one preference share) on September 13, 1999.

         The Company approved on October 4, 1999, the consolidation of its authorized 500,000,000 common shares to 62,500,000 common shares, with a consolidation ratio of 8 old shares to 1 new share and increased the par value of common shares to Euro 0.08. The impact of these changes have been retroactively applied to these financial statements.

         The Company's ordinary shares are listed on NASDAQ Europe, on the Spanish New Market and on the NASDAQ National Market. The Company's board of directors had approved the delisting of the Company's American Depositary Receipts from the Nasdaq National Market. The Company requested that the last day of trading on the Nasdaq National Market System be Friday, May 31, 2001.The Company had decided to delist since it is no longer a significant market for Jazztel investors given the limited trading activity in the ADR's on the Nasdaq National Market.

b)       Warrants ---
         In connection with the offering of US Dollars 100,000,000 and Euro 110,000,000 14% Senior Notes due in 2009, the Company issued US Dollar 500,000 warrants and Euro 550,000 warrants to purchase 1,913,213 and 2,262,795 common shares respectively at an exercise price of Euro 0.08 per share. The estimated fair value of these warrants at the date issued was US Dollar 2.82 to each US Dollar warrant and Euro 2.82 to each Euro warrant. The warrants are listed on the Luxembourg stock exchange. The ordinary shares issued from the exercise of warrants are listed on NASDAQ Europe and the Spanish New Market.

         In connection with the offering of Euro 225,000,000 14% Senior Notes due in 2010, the Company issued 225,000 Euro warrants to purchase 1,350,000 common shares at an exercise price of Euro 34.10 per share. The estimated fair value of these warrants at the date issued was Euro 87.80 to each Euro warrant. The warrants are listed on the Luxembourg stock exchange and the Spanish New Market.

         854,092 warrants to purchase 3,399,721 shares of the Company's common stock, 65,307 warrants to purchase 263,121 shares of the Company's common stock and 60,250 warrants to purchase 234,930 shares of the Company<180>s common stock were exercised during 2000, 2001 and for the nine-month period ended September 30, 2002, respectively.

         The expiration date of each Dollar and Euro warrant will be on April 1, 2009 for the warrants issued in 1999 and July 15, 2010 for the warrants issued during July 2000. Any warrant not exercised before the expiration date shall become void, and all rights of the holder under applicable warrant agreement shall cease.

(10)     SEGMENT REPORTING

Descriptions of the segments---

         Until the disposal of Yacom Internet Factory, S.A. in October 2000, the Company operated in two main business segments: Internet Business and Telecommunications Business. The Company was organized around these segments, with senior management in place for both businesses. From that date, the Company has operated only in the segment of Telecommunications Business. This business is focused on the creation and development of an Indirect Access Service (reselling the domestic services of Telefonica and the international services of other carriers), Direct Access Services (offering a broad range of services to those customers that are connected directly to Jazztel Fiber Optic Network) and Carrier Services (to businesses which require transmission capacity).

Accounting Principles---

         The accounting principles used in accounting for the segments are the same as those used in the consolidated financial statements.

         During 2001, until the acquisition of Centro de Calculo de Sabadell, S.A., the Company only operated in the telecommunications segment and had no operations in any other segment. Since the acquisition of Centro de Calculo de Sabadell, S.A. the Company also operates in the software segment. This segment has not been material during 2002. Information for the Company's segments as of and for the nine-month period ended June, 2002 have been presented in the following table:

                                                                                         Total
   Nine-month period ended September 30, 2002         Telecomm        Software         Telecomm +
   (Euro million)                                     Business        Business      Internet + Other

-------------------------------------------------- --------------- --------------- -------------------
Revenues                                                    139.6            22.3               161.9
Total operating expenses                                     96.6             5.4               102.0
Sales, General and Administration                            84.9            17.0               101.9
Depreciation and Amortization                                53.7             2.3                56.0
Operative Income (Loss)                                   (117.3)           (2.7)             (120.0)
Expenditures for long-lived assets                           32.6             2.5                35.1
Assets                                                      824.3            25.3               849.6


         The Company believes that it is impracticable to report revenues from external customers by product and service, since many customers utilize multiple services that are priced in bundled packages.

         The following represents geographic information related to the Company's operations (the Company only operated in Spain for periods prior to 2000).

    Nine-month period ended September 30, 2002       Portugal          Spain           Total
-------------------------------------------------- --------------  -------------- -----------------
Revenues                                                    19.2           142.7             161.9
Long - lived assets                                         41.2           493.5             534.7

         The Company has no customers with revenues in excess of 10% of the Company's total revenues in any reporting period.

(11)  SUBSEQUENT EVENTS

         UK and US Courts Approve Scheme of Arrangement: On October 24th and October 30th, the UK and US Courts, respectively, approved the recapitalisation plan on the terms approved by Jazztel's bondholders and shareholders. All of Jazztel's outstanding Euro 668 million of Senior Notes have been cancelled and exchanged on the final implementation of the recapitalisation for approximately 457 million of new ordinary shares and Euro 75 million of new convertible notes.

         Final Agreement on Jazztel's amended senior syndicated loan facility:
On November 5th, the final documentation relating to the amendment of Jazztel's syndicated loan facility for a total of Euro 54.5 million was signed between the Company and all of the syndicate banks. The new facility includes the restating of a facility pursuant to which performance bonds in the amount of Euro 24.5 million have been issued in respect of existing Banda 26 LMDS license obligations and a Euro 30 million credit facility. The new facility will be secured with encumbrances over various assets, amongst others, the receivables owed to Jazz Telecom, S.A. by its clients. Both tranches are currently fully utilised. J.P. Morgan plc was the Coordinator of the amendment to the Facility.

         In accordance with the Company's cost reduction plan, JAZZ TELECOM, S.A.U. (100% Jazztel Spanish subsidiary) has entered into a definitive agreement with RENFE and Uni2 to replace its backbone network. Pursuant to these agreement, JAZZ TELECOM, S.A.U. and RENFE would terminate a significant part of the fiber optic lease agreements executed by both parties, which JAZZ TELECOM, S.A. would replace by fiber optic subleased to Uni2.

         As a result of the Renfe agreement, Capital lease assets as about Euro 50 million will be written-down against Capital lease obligations, and an additional extraordinary charge of euro 6 million will be recognised in the year-end profit and loss statement. As a result of the Uni2 agreement, Jazztel will recognise a deferred asset as about euro 6.6 million that will be charged to profit and loss through the life of the contract.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

         You should read the following discussion in conjunction with the unaudited consolidated financial statements of Jazztel p.l.c. and subsidiaries and the notes to those statements included in "Part I--Item 1--Financial Statements" of this report. The Noon Buying Rate for Euro on December 12, 2002 was (euro)0.98 per US$1.00.

Overview

General

         We were incorporated under the laws of England and Wales in July 1998. Jazz Telecom, S.A. was formed in October 1997 and commenced operations in January 1998. We became the sole shareholder of Jazz Telecom, S.A. in February 1999. We have a limited operating history upon which investors may base an evaluation of our performance. We have no material assets other than:

         o    unrestricted cash,

         o the capital stock of Jazz Telecom, S.A. (which we acquired in February 1999) and Jazztel Portugal Servicos de Telecomunicacoes S.A. (which we incorporated in July 1999), and

         o    loans to our subsidiaries.

         During the next several years, we expect to continue to incur significant net losses and negative cash flow as we continue to develop our business. We currently do not anticipate that our telecommunications business in Spain and Portugal will generate positive EBITDA until at least the second quarter of 2003, but our ability to achieve this is subject to numerous risks and uncertainties, many of which are out of our control.

Recent Developments

         Operational

         At September 30, 2002, we had achieved the following operational milestones:

         o    over 2,770 km of our MANs completed;

         o    over 5,870 km of our backbone operational;

         o signed up 2,980 direct access customers, of which more than 2,690 were connected to our network;

         o    signed up over 730,479 indirect customers;

         o over 1,206,933 indirect access lines in service, of which approximately 61% were business lines;

         o    signed up over 815 active ADSL customers;

         o    signed up over 340 XDSL customers; and

         o    signed up over 8,780 active Jazznet customers.

         Restructuring

         The restructuring of our outstanding high yield debt was completed on December 2, 2002. In connection with the restructuring we issued 457,334,951 new ordinary shares and (euro)75 million in Convertible Bonds which are initially convertible into 17.5% of our equity. In addition, Martin Varsavsky, the Company's founder, has voluntarily decided to step down as Chairman of the Board. Mr. Varsavsky has been replaced by Massimo Prelz Oltramonti. Mr. Prelz has been a member of the Jazztel Board since 1998. From late 2001, Mr. Prelz has been working with Spectrum Equity. Other important changes at the Board are the resignation of Alfredo Pastor and Miguel Salis, and the appointment of Bill Collatos. Mr. Collatos served previously as Director to Jazztel from 1998 to 2001 and is a principal with Spectrum Equity. Mr. Salis will also resign from his position as CFO and Director of Jazztel effective at the next General Shareholders Meeting expected to take place in the first quarter of 2003. Upon termination of his day-to-day responsibilities with Jazztel, Mr. Salis will remain involved with the Company as a Senior Advisor to the Board of Directors on financial and strategic issues related to the expected consolidation of the sector in Spain.

Results of Operations

Three Months Ended September 30, 2002 Compared to the Three Months Ended September 30, 2001 and Nine Months Ended September 30, 2002 Compared to the Nine Months Ended September 30, 2001.

         Revenues: Total revenues for the third quarter of 2002 decreased to
(euro)52.2 million from approximately (euro)59.0 million for the third quarter of 2001, a decrease of approximately 11.5%. Total revenues for the nine months ended September 30, 2002 decreased to (euro)161.9 million from (euro)164.6 million for the nine months ended September 30, 2001. Total revenues for the second quarter of 2002 were approximately (euro)56.6 million.

         The following chart shows a breakdown of our revenues, in millions of Euros, for the three month periods ended September 30, 2001 and September 30, 2002.

                                    Three Month Period        Three Month Period
                                          Ended                     Ended
Business Line                       September 30, 2001        September 30, 2002
-------------                       ------------------        ------------------
Indirect Access                            25.6                      20.8
Direct Access                              13.5                      13.7
Carrier Services                            5.7                       7.1
Internet and Value Added Services          14.0                      10.5
Other Revenues                              0.2                        -
                                         --------                 --------
Total                                      59.0                      52.2


         The following chart shows a breakdown of our revenues, in millions of Euros, for the nine month periods ended September 30, 2001 and September 30, 2002.

                                        Nine Month Period      Nine Month Period
                                             Ended                  Ended
Business Line                          September 30, 2001     September 30, 2002
-------------                          ------------------     ------------------
Indirect Access                              83.1                    64.5
Direct Access                                32.3                    40.1
Carrier Services                             15.1                    20.4
All telecommunications revenues             130.5                   125.0
Internet and Value Added Services            33.4                    36.7
Other Revenues                                0.7                     0.2
                                           ---------               --------
Total                                        164.6                   161.9

         The decrease in revenues, in both the three and nine month periods, is primarily due to the aggressive win-back strategy of Telefonica to recover pre-selected customers, the focus on profitability of the Indirect Access business, the decrease in Service Installation works, the restricted growth in Direct Access due to our fast payback strategy, and the restructuring process which has negatively affected new customer acquisition.

         The Jazztel Group is once again putting more focus on its Indirect Access business line and growing the number of preselected customers due to the efforts of the indirect sales force, new interconnection regulations and marketing campaigns. The Jazztel Group has also managed to improve the operating ratios of its Direct Access Business by increasing its contracted and connected clients, by the successful launch of our xDSL services and by the consolidation of our I2P services.

         Cost of Sales: Cost of sales was (euro)32.0 million for the quarter ended September 30, 2002, compared to (euro)42.5 million for the quarter ended September 30, 2001. Cost of sales for the third quarter of 2002 represented 61.3% of sales compared to 72% in the prior year. Gross margin improved to
(euro)20.2 million in the third quarter of 2002 compared to (euro)16.7 million in the third quarter of 2001. Cost of Sales was (euro)102.0 million for the nine months ended September 30, 2002, compared to (euro)126.4 million for the first nine months of 2001. Gross margin for nine months ended September 30, 2002 improved to 37.0% compared to 23.2% in the prior year. The improvements in gross margin were due to the continued increasing scale of our operations and the favourable product mix toward products with higher margins.

         Selling, General and Administrative Expenses: Selling, general and administrative expenses for the third quarter of 2002 were (euro)27.8 million compared with (euro)39.0 million for the third quarter of 2001, a decrease of approximately 28.7%. For the nine months ended September 30, 2002, selling general and administrative expenses decreased to (euro)101.9 million compared to
(euro)115 million for the nine months ended September 30, 2001, a decrease of approximately 11.4%. Selling, general and administrative expenses were
(euro)34.3 million in the second quarter of 2002. The reductions are principally due to reductions in expenses for marketing, customer acquisition and call center operations.

         Depreciation and Amortization Expense: Depreciation and amortization expense was (euro)19.2 million for the third quarter of 2002, increasing from
(euro)13.0 million for the third quarter of 2001 and from (euro)18.7 million for the second quarter of 2002. For the nine months ended September 30, 2002, depreciation and amortization expense was (euro)56.0 million as compared to (euro)42.6 million for the nine months ended September 30, 2001. The increases are principally due to increased capital expenditures from the construction of the network in Spain and Portugal.

         Net Financial Expense: Net financial expense for the third quarter of 2002 was (euro)30.4 million, an increase from (euro)15.7 million for the third quarter of 2001, and consisted primarily of accrued interest on our high yield notes issued in April 1999, December 1999 and July 2000, less interest earned on invested funds. The reason for the quarterly increase in net financial expense is due to the capitalization of interest expense derived from the network buildout made during the third quarter of 2001. For the nine months ended September 30, 2002, net financial expense was (euro)61.7 million compared to (euro)70.9 million for the nine months ended September 30, 2001. The increase in net financial expense is due to the open market repurchases of its high yield bonds.

         Net Loss:   Net loss for the third quarter of 2002 was (euro)41.4
million compared with a net income of (euro)3.3 million for the third quarter of 2001. For the nine months ended September 30, 2002 net loss was (euro)120.1 million, as compared with a net loss of (euro)133.8 million for the nine months ended September 30, 2001. The positive net income in the third quarter of 2001 was due to the buy back of Jazztel High Yield bonds.

         Adjusted EBITDA losses for the third quarter of 2002 were negative
(euro)7.6 million, compared with adjusted EBITDA losses of (euro)19.8 million for the third quarter of 2001 and (euro)15.6 million in the second quarter of 2002. For the nine months ended September 30, 2002, adjusted EBITDA losses were
(euro)36.2 million compared with adjusted EBITDA losses of (euro)69.5 million for the nine months ended September 30, 2001. The decrease in EBITDA losses during the quarter reflects the improvement in gross margin and tight control over the selling, general and administrative expenses.

Liquidity and Capital Resources

         We have incurred losses from operating activities and negative cash flows since inception. We expect these losses to continue during the next several years as we expand our customer base.

         Funds used for the third quarter and first nine months of 2002 were
(euro)27.7 million and (euro)117.5 million, respectively. Funds used for the year ended December 31, 2001 were (euro)245.5 million. Sources of funds for each of these periods were primarily comprised of funds from our debt and equity offerings. Furthermore, Jazz Telecom, S.A. has as of September 30, 2002 drawndown (euro)30 million under its senior secured credit facility.

         As part of our restructuring our outstanding Senior Notes were cancelled and (euro)75 million of convertible notes and 457,334,951 ordinary shares were issued. Under the terms of the convertible bonds we have the option to pay interest in cash or by issuing additional notes. We expect to pay substantially all interest by issuing additional notes.

         We believe that our cash on hand and cash flow from the business will be sufficient to fully fund our business plan.

         However, if, among other things:

         o    our plans change,

         o we are not able to comply with the term the syndicated credit facility,

         o our assumptions regarding our funding needs associated with the build-out, expansion, maintenance or enhancement of our Network or our Internet activities prove to be inaccurate, or

         o we experience growth in our business or customer base greater, or less, than that which is currently anticipated or we experience unanticipated costs or competitive pressures,

our funds may prove to be insufficient to meet our needs, and we may be required to seek additional capital and will need to pursue sources of financing such as additional public or private placements of equity or debt or vendor financing.

         We cannot assure you that we will be able to raise any capital on terms that are satisfactory to us, if at all. Additionally, we may incur indebtedness only in compliance with the terms of covenants contained in the convertible bond indenture and the syndicated loan agreement.

Item 3.   Quantitative and Qualitative Disclosures About Market Risk

         It is our policy not to enter into any transactions of a speculative nature.

         We do not currently have any variable rate debt outstanding other than the borrowings by Jazz Telecom under its credit facility. Since the interest rate on the convertible notes is fixed, our exposure to risks due to fluctuations of interest rates is limited.

         We do not currently engage in hedging transactions. We may consider entering into such transactions in the future to reduce our risk from exposure to currency fluctuations or, if we incur any variable rate debt, interest rate fluctuations. There can be no assurance that any hedging transactions, if entered into, will be successful or that exchange or interest rate fluctuations will not have a material adverse effect on us.

                           PART II - OTHER INFORMATION

Item 1.   Legal Proceedings

         None

Item 2.   Changes in Securities

         During the third quarter ended September 30, 2002 we did not issue any ordinary shares.

         Subsequently we issued 457,334,951 ordinary shares in connection with the restructuring.

Item 3.   Defaults Upon Senior Securities

         In connection with our restructuring we did not make the required interest payment due on October 1, 2002 to holder of the high yield bonds issued in April 1999.

Item 4.   Submission of Matters to a Vote of Security Holders

         On October 14, 2002 our shareholders voted to approve the terms of our restructuring, including the necessary amendments to our Article of Incorporation.

         On October 21, 2002 the holders of high yield bonds voted to approve the terms of our restructuring.

Item 5.   Other Information

         None

Item 6.   Exhibits and Reports on Form 8-K

         None